Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer collectively to Cheche Group Inc., and its subsidiaries, including Cheche Technology Inc. (“CCT”), Baodafang Technology Co., Ltd., Cheche Technology (Ningbo) Co., Ltd. (“WFOE”), and any other PRC-incorporated subsidiary that we may have in the future, as well as our WFOE’s contractual arrangements, commonly known as the VIE structure, with a variable interest entity (the “VIE”) and its subsidiaries (collectively, the “Affiliated Entities”). You should read the following discussion and analysis of our results of operations and financial condition together with the unaudited consolidated financial statements and related notes included elsewhere in this current report on Form 6-K. See “Exhibit 99.1—[Unaudited Interim Consolidated Financial Statements as of December 31, 2024 and June 30, 2025, and the for the six months ended June 30, 2024 and 2025.]” This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Risk Factors” of our annual report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 18, 2025.

Overview

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands with no substantive operation. We carry out our business in China primarily through WFOE and our contractual arrangements, commonly known as the VIE Structure, with the Affiliated Entities. We are an insurance technology company operating an independent technology-empowered platform primarily for auto insurance transaction services. Capitalizing on our leading position in auto insurance transaction services, we have evolved into a nationally leading platform with a nationwide network that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. We offer a unified, cloud-based platform that delivers considerable value propositions to each of the participants in its ecosystem, including insurance carriers, insurance intermediaries, third-party platforms, referral partners and consumers. These participants access and utilize our flagship digital insurance transaction products Easy-Insur (车保易) and NEV Insurance Solution, as well as the insurance SaaS solution products Digital Surge (澎湃保) and Sky Frontier (天境) on our platform. These products are designed and programmed in different forms, including mobile, web, WeChat and third-party applications. The open architecture of our platform also enables interoperability of these products with numerous applications, systems and other offerings adopted by our ecosystem participants.

Our net revenues were RMB1,639.0 million and RMB1,348.7 million (US$188.3 million) in the six months ended June 30, 2024 and 2025, respectively. Our net loss was RMB54.9 million and RMB25.6 million (US$3.6 million) in the six months ended June 30, 2024 and 2025, respectively. We recorded adjusted net loss of RMB24.4 million and RMB10.5 million (US$1.5 million) in the six months ended June 30, 2024 and 2025, respectively. For a detailed description of our non-GAAP measures, see “—Non-GAAP Financial Measures.”

The following table sets forth a summary of our unaudited interim condensed consolidating statements of operations and comprehensive loss, both in absolute amount, for the periods indicated. This information has been derived from and should be read together with our unaudited interim condensed consolidating financial statements. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	June 30,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	USD
		(In thousands)
Net revenues	1,638,986	1,348,652	188,265

Cost and Operating expenses:
Cost of revenues	(1,574,285)	(1,282,869)	(179,082)
Selling and marketing expenses	(41,661)	(37,250)	(5,200)
General and administrative expenses	(61,753)	(37,255)	(5,201)
Research and development expenses	(18,525)	(18,293)	(2,554)
Total cost and operating expenses	(1,696,224)	(1,375,667)	(192,037)
Operating loss	(57,238)	(27,015)	(3,772)

Other expenses:
Interest income	3,257	1,669	233
Interest expense	(440)	(1,213)	(169)
Foreign exchange (losses)/gains	(1,055)	893	125
Government grants	234	1,295	181
Changes in fair value of warrant	3,376	1,114	156
Changes in fair value of amounts due to related party	(3,286)	(2,052)	(286)
Others, net	180	(454)	(63)
Loss before income tax	(54,972)	(25,763)	(3,595)
Income tax credit	100	195	27

Net loss	(54,872)	(25,568)	(3,568)

Non-GAAP measure:
Adjusted net loss(1)	(24,441)	(10,540)	(1,471)

(1)	For further information on the non-GAAP financial measures presented above, see the “Non-GAAP Financial Measures” section below.

Non-GAAP Financial Measures

We use adjusted net loss, a non-GAAP financial measure, in evaluating our results of operations and for financial and operational decision-making purposes. Adjusted net loss represents net loss excluding the impact of share-based compensation expenses, amortization of intangible assets, and changes in fair value of amounts due to a related party related to the acquisition of Cheche Insurance Sales & Services Co., Ltd. (previously named Fanhua Times Sales and Service Co., Ltd), change in fair value of warrants, and dispute resolution expense.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net loss enables our management to assess our results of operations without considering the impact of share-based compensation expenses, amortization of intangible assets, and changes in fair value of amounts due to a related party related to the acquisition of Cheche Insurance Sales & Services Co., Ltd. (previously named Fanhua Times Sales and Service Co., Ltd), change in fair value of warrants, and dispute resolution expenses. We believe that adjusted net loss helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. We also believe that the use of such non-GAAP measure facilitates investors’ assessment of our operating performance. Adjusted net loss should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the reconciliation of our historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. We mitigate these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance.

The following tables set forth a reconciliation of our adjusted net loss to net loss for the periods indicated.

	For the Six Months Ended
	June 30,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	USD
		(In thousands)
Net loss	(54,872)	(25,568)	(3,568)
Add: Share-based compensation expenses	27,116	13,040	1,820
Amortization of intangible assets related to acquisition	1,050	1,050	147
Change in fair value of warrant	(3,376)	(1,114)	(156)
Changes in fair value of amounts due to related party	3,286	2,052	286
Dispute resolution expenses	2,355	-	-
Adjusted net loss	(24,441)	(10,540)	(1,471)

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

Net revenues. Our net revenues decreased by 17.7% from RMB1,639.0 million in the six months ended June 30, 2024 to RMB1,348.7 million (US$188.3 million) million in the six months ended June 30, 2025, as a result of the proportion of NEV premiums, for which the insurance service fee rate was lower, out of total written premium increased to 22.5% from 9.3%.

Cost of revenues. Our cost of revenues decreased by 18.5% from RMB1,574.3 million in the six months ended June 30, 2024 to RMB1,282.9 million (US$179.1 million) in the six months ended June 30, 2025, due to a decline in net revenues and higher gross margin driven by the rapid growth of the NEV business.

Selling and marketing expenses. Our selling and marketing expenses decreased by 10.6% from RMB41.7 million in the six months ended June 30, 2024 to RMB37.3 million (US$5.2 million) the six months ended June 30, 2025, primarily due to the decrease in staff cost, amortization of right-of-use assets and share-based compensation expenses.

General and administrative expenses. Our general and administrative expenses decreased by 39.7% from RMB61.8 million in the six months ended June 30, 2024 to RMB37.3 million (US$5.2 million) in the six months ended June 30, 2025, primarily due to the decrease of share-based compensation, staff cost and professional service fees.

Research and development expenses. Our research and development expenses decreased slightly from RMB18.5 million in the six months ended June 30, 2024 to RMB18.3 million (US$2.6 million) in the six months ended June 30, 2025, mainly driven by decreased staff costs and share-based compensation, partially offset by increased professional service fee.

Net loss. As a result of the foregoing, we incurred a net loss of RMB25.6 million (US$3.6 million) in the six months ended June 30, 2025, as compared to a net loss of RMB54.9 million in the six months ended June 30, 2024.

Liquidity and Capital Resources

In the six months ended June 30, 2025, our principal source of liquidity was cash generated from financing activities and short-term borrowings from banks. In the six months ended June 30, 2024, our principal source of liquidity was cash generated from financing activities in 2023.

As of December 31, 2024 and June 30, 2025, we had cash and cash equivalents of RMB117.5 million and RMB149.2 million (US$20.8 million), respectively.

We believe that we will be able to meet our financing needs for the next twelve months from the date of this this current report, with cash balances of approximately RMB149.2 million (US$20.8 million) and short-term investments of approximately RMB18.0 million (US$2.5 million) as of June 30, 2025, respectively. However, we may require additional funding due to changing business conditions or other future developments, including any investments or acquisitions we may pursue. If our existing cash resources are insufficient to meet our working capital requirements, we may seek to issue equity or equity-linked securities or debt securities or obtain financing from banks and other third parties. As of June 30, 2025, the credit line of Minsheng Bank RMB13.1Millon (due in November 2025) and Bank of Beijing RMB15.0Million (due in May 2027) has not been used. The sale of equity or equity-linked securities would result in additional dilution to our shareholders, while the incurrence of indebtedness could subject us to operating and financial covenants that restrict our operations and ability to pay dividends to our shareholders. There is no assurance that we will be successful in raising funds, obtaining sufficient funding on terms acceptable to us, or if at all, which could have a material adverse effect on our business, financial condition and results of operations. See “Item 3. Key Information— D. Risk Factors — Risks Related to Our Securities — The issuance of additional share capital in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders” of the Annual Report.

The following table sets forth a summary of our cash flows for the periods indicated.

	Six Months Ended June 30,
	2024	2025
	(RMB in thousands)
Net cash used in operating activities	(44,675)	(8,645)
Net cash (used in)/generated from investing activities	(61,462)	17,377
Net cash (used in)/generated from financing activities	(5,000)	44,876
Effect of foreign exchange rate changes on cash and cash equivalents	862	(410)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(110,275)	53,198
Cash and cash equivalents, and restricted cash at beginning of the period	248,392	122,472
Cash and cash equivalents, and restricted cash at end of the period	138,117	175,670

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2025 was RMB8.6 million, primarily due to a net loss of RMB25.6 million, as adjusted by adjustments primarily consisting of share-based compensation expense of RMB13.0 million, changes in fair value of amounts due to related party of RMB2.1 million, amortization of right-of-use asset of RMB2.7 million, partially offset by changes in fair value of warrant of RMB1.1 million.

Net cash used in operating activities for the six months ended June 30, 2024 was RMB44.7 million, primarily due to a net loss of RMB54.9 million, as adjusted by (1) adjustments primarily consisting of share-based compensation expense of RMB27.1 million, changes in fair value of amounts due to related party of RMB3.3 million, amortization of right-of-use asset of RMB2.8 million, partially offset by changes in fair value of warrant of RMB3.4 million, and (2) net cash outflow of RMB23.5 million from changes in operating assets and liabilities, primarily due to an increase of RMB174.6 million in accounts receivable, a decrease of RMB2.2 million in accrued expenses and other current liabilities, partially offset by an increase of RMB150.7 million in account payable, and a decrease of RMB4.1 million in prepayments and other current assets.

Investing Activities

Net cash generated from investing activities for the six months ended June 30, 2025 was RMB17.4 million, primarily due to the cash received from maturities of short-term investments the placement of short-term investments of RMB32.2 million, and partially offset by the placement of short-term investments of RMB14.8 million.

Net cash used in investing activities for the six months ended June 30, 2024 was RMB61.5 million, primarily due to (1) the placement of short-term investments of RMB85.7 million, and (2) loan provide to a third party of RMB10.0 million, partially offset by the cash received from maturities of short-term investments of RMB35.6 million.

Financing Activities

Net cash generated from financing activities for the six months ended June 30, 2025 was RMB44.9 million, primarily due to the cash received from short-term and long-term borrowings from bank of RMB71.9 million, and partially offset by the cash repayment of short-term borrowings to bank of RMB25.0 million.

Net cash used in financing activities for the six months ended June 30, 2024 was RMB5.0 million, primarily due to cash repayment of short-term borrowings to bank of RMB20.0 million, partially offset by cash received from short-term borrowings from bank of RMB15.0 million.

Capital Expenditures

We incur capital expenditures primarily for purchases of property and equipment. Our capital expenditures were RMB1.4 million and RMB0.04 million in the six months ended June 30, 2024 and 2025, respectively. We will continue to incur capital expenditures to support the growth of our business.

Financial Information Related to the VIEs

The following table presents the unaudited condensed consolidating balance sheet information relating to Cheche Group Inc., and CCT (collectively, the “Parent Company”), WFOE, CCT’s subsidiaries (other than WFOE), the VIE and its subsidiaries for the periods and as of the dates presented.

Selected Condensed Consolidating Statements of Operations Data

	Six months ended June 30, 2025
	Parent	Other		VIE and its		Consolidated
	Company	subsidiaries	WFOE	subsidiaries	Eliminations	totals
	(RMB in thousands)
Net revenues	-	254,107	740	1,118,129	(24,324)	1,348,652
Earned from third-party customers	-	235,240	-	1,113,412	-	1,348,652
Earned from the intra-Group transactions(1)	-	18,867	740	4,717	(24,324)	-
Cost of revenues	-	(227,871)	(664)	(1,059,051)	4,717	(1,282,869)
Arising from non intra-Group transactions	-	(223,154)	(664)	(1,059,051)	-	(1,282,869)
Arising from the intra-Group transactions(1)	-	(4,717)	-	-	4,717	-
Selling and marketing expenses	-	(5,178)	-	(51,679)	19,607	(37,250)
Arising from non intra-Group transactions	-	(5,178)	-	(32,072)	-	(37,250)
Arising from the intra-Group transactions(1)	-	-	-	(19,607)	19,607	-
General and administrative expenses	(6,722)	(4,125)	(108)	(26,300)	-	(37,255)
Research and development expenses	-	(8,389)	-	(9,904)	-	(18,293)
Total operating costs and expense	(6,722)	(245,563)	(772)	(1,146,934)	24,324	(1,375,667)

Operating (loss)/profit	(6,722)	8,544	(32)	(28,805)	-	(27,015)
Share of loss from other subsidiaries(2)	(22,129)	-	-	-	22,129	-
Share of loss of the WFOE(2)	-	(30,290)	-	-	30,290	-
Share of loss of the VIE(2)	-	-	(30,244)	-	30,244	-
Interest income from VIE(3)	905	-	3	-	(908)	-
Interest expense to WFOE(3)	-	-	-	(3)	3	-
Interest expense to Parent(3)	-	-	-	(905)	905	-
Others, net	2,443	(380)	(17)	(794)	-	1,252
Loss before income taxes	(25,503)	(22,126)	(30,290)	(30,507)	82,663	(25,763)

Income tax (expense)/credit	(65)	(3)	-	263	-	195
Net loss	(25,568)	(22,129)	(30,290)	(30,244)	82,663	(25,568)

	Six months ended June 30, 2024
	Parent	Other		VIE and its		Consolidated
	Company	subsidiaries	WFOE	subsidiaries	Eliminations	totals
	(RMB in thousands)
Net revenues	-	261,759	743	1,381,944	(5,460)	1,638,986
Earned from third-party customers	-	261,759	-	1,377,227	-	1,638,986
Earned from the intra-Group transactions(1)	-	-	743	4,717	(5,460)	-
Cost of revenues	-	(250,424)	(592)	(1,327,986)	4,717	(1,574,285)
Arising from non intra-Group transactions	-	(245,707)	(592)	(1,327,986)	-	(1,574,285)
Arising from the intra-Group transactions(1)	-	(4,717)	-	-	4,717	-
Selling and marketing expenses	-	(7,533)	-	(34,871)	743	(41,661)
Arising from non intra-Group transactions		(7,533)		(34,128)	-	(41,661)
Arising from the intra-Group transactions	-	-		(743)	743	-
General and administrative expenses	(12,411)	(9,593)	(156)	(39,593)	-	(61,753)
Research and development expenses	-	(8,190)	-	(10,335)	-	(18,525)
Total operating costs and expense	(12,411)	(275,740)	(748)	(1,412,785)	5,460	(1,696,224)

Operating loss	(12,411)	(13,981)	(5)	(30,841)	-	(57,238)
Share of loss from other subsidiaries(2)	(48,672)	-	-	-	48,672	-
Share of loss of the WFOE(2)	-	(35,354)	-	-	35,354	-
Share of loss of the VIE(2)	-	-	(35,394)	-	35,394	-
Interest income from VIE(3)	900	38	42	-	(980)	-
Interest expense to WFOE(3)	-	-	-	(42)	42	-
Interest expense to Parent(3)	-	-	-	(900)	900	-
Interest expense to other subsidiaries(3)	-	-	-	(38)	38	-
Others, net	5,474	625	3	(3,836)	-	2,266
Loss before income taxes	(54,709)	(48,672)	(35,354)	(35,657)	119,420	(54,972)

Income tax (expense)/credit	(163)	-	-	263	-	100
Net loss	(54,872)	(48,672)	(35,354)	(35,394)	119,420	(54,872)

Selected Condensed Consolidating Balance Sheets Data

	As of June 30, 2025
	Parent	Other		VIE and its		Consolidated
	Company	subsidiaries	WFOE	subsidiaries	Eliminations	totals
	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalents	44,822	62,504	2,118	39,750	-	149,194
Short-term investments	18,007	-	-	-	-	18,007
Accounts receivable, net	-	223,315	118	719,284	-	942,717
Prepayments and other current assets	2,434	2,337	685	40,582	-	45,538
Amount due from other subsidiaries(4)		-	-	21,593	(21,593)	-
Amount due from parent (4)	-	-	-	3,003	(3,003)	-
Amount due from VIE and its subsidiaries(4)	876	124,195	17,420	-	(142,491)	-
Total current assets	66,139	412,351	19,841	824,212	(167,087)	1,155,456

Non-current assets:
Restricted cash	-	21,476	-	5,000	-	26,476
Amount due from other subsidiaries(4)	483,357	-	-	-	(483,357)	-
Amount due from VIE and its subsidiaries(4)	187,629	40,000	-	-	(227,629)	-
Property, equipment and leasehold improvement, net	-	87	-	1,043	-	1,130
Intangible assets, net	-	-	-	4,900	-	4,900
Right-of-use assets	-	-	-	8,103	-	8,103
Goodwill	-	-	-	84,609	-	84,609
Other non-current assets	3,923	-	-	225	-	4,148
Total non-current assets	674,909	61,563	-	103,880	(710,986)	129,366

Total assets	741,048	473,914	19,841	928,092	(878,073)	1,284,822

LIABILITIES AND INVESTED EQUITY/SHAREHOLDERS’EQUITY
Current liabilities:
Accounts payable	-	162,419	105	521,441	-	683,965
Short-term borrowings	-	40,000	-	31,900	-	71,900
Contract liabilities	-	1,688	-	4	-	1,692
Salary and welfare benefits payable	-	19,055	631	63,263	-	82,949
Tax payable	-	5,867	-	9,450	-	15,317
Accrued expenses and other current liabilities	3,691	1,349	6	16,968	-	22,014
Short-term lease liabilities	-	-	-	5,583	-	5,583
Amount due to other subsidiaries(4)	-	-	-	124,195	(124,195)	-
Amount due to VIE and its subsidiaries(4)	3,003	21,593	-	-	(24,596)	-
Amount due to parent(4)	-	483,357	-	876	(484,233)	-
Amount due to WOFE(4)	-	-	-	17,420	(17,420)	-
Deficit in other subsidiaries(5)	390,975	-	-	-	(390,975)	-
Deficit in WOFE(5)	-	124,561	-	-	(124,561)	-
Deficit in VIE and its subsidiaries(5)	-	-	143,661	-	(143,661)	-
Total current liabilities	397,669	859,889	144,403	791,100	(1,309,641)	883,420

Non-current liabilities:
Deferred tax liabilities	-	-	-	1,225	-	1,225
Long-term lease liabilities	-	-	-	2,051	-	2,051
Amount due to parent(4)	-	-	-	187,629	(187,629)	-
Amount due to other subsidiaries(4)	-	-	-	40,000	(40,000)	-
Long-term borrowings	-	5,000	-	-	-	5,000
Amounts due to related party	-		-	48,316	-	48,316
Deferred revenue	-	-	-	1,432	-	1,432
Warrant	1,910	-	-	-	-	1,910
Total non-current liabilities	1,910	5,000	-	280,653	(227,629)	59,934

Total liabilities	399,579	864,889	144,403	1,071,753	(1,537,270)	943,354

Total shareholders’ equity	341,469	(390,975)	(124,562)	(143,661)	659,197	341,468

Total liabilities and shareholders’ equity	741,048	473,914	19,841	928,092	(878,073)	1,284,822

	As of December 31, 2024
	Parent	Other		VIE and its		Consolidated
	Company	subsidiaries	WFOE	subsidiaries	Eliminations	totals
	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalents	58,898	25,123	1,493	31,958	-	117,472
Short-term investments	32,423	-	-	3,000	-	35,423
Accounts receivable, net	-	200,622	-	781,857	-	982,479
Prepayments and other current assets	4,642	9,009	210	31,575	-	45,436
Amount due from Parent(4)	-	-	-	3,016	(3,016)	-
Amount due from VIE and its subsidiaries(4)	879	133,303	18,074	-	(152,256)	-
Total current assets	96,842	368,057	19,777	851,406	(155,272)	1,180,810

Non-current assets:
Restricted cash	-	-	-	5,000	-	5,000
Amount due from other subsidiaries(4)	462,797	-	-	-	(462,797)	-
Amount due from VIE and its subsidiaries(4)	187,505	40,000	-	-	(227,505)	-
Property, equipment and leasehold improvement, net	-	129	-	1,239	-	1,368
Intangible assets, net	-	-	-	5,950	-	5,950
Right-of-use assets	-	-	-	5,653	-	5,653
Goodwill	-	-	-	84,609	-	84,609
Other non-current assets	4,305	-	-	225	-	4,530
Total non-current assets	654,607	40,129	-	102,676	(690,302)	107,110

Total assets	751,449	408,186	19,777	954,082	(845,574)	1,287,920

LIABILITIES AND INVESTED EQUITY/SHAREHOLDERS’EQUITY
Current liabilities:
Accounts payable	-	174,601	-	551,214	-	725,815
Short-term borrowings	-	20,000	-	10,000	-	30,000
Contract liabilities	-	1,656	-	125	-	1,781
Salary and welfare benefits payable	-	18,908	631	60,838	-	80,377
Tax payable	-	4,933	1	7,077	-	12,011
Accrued expenses and other current liabilities	6,468	1,614	-	17,166	-	25,248
Short-term lease liabilities	-	-	-	3,037	-	3,037
Amount due to other subsidiaries(4)	-	-	-	133,303	(133,303)	-
Amount due to VIE and its subsidiaries(4)	3,016	-	-	-	(3,016)	-
Amount due to parent(4)	-	462,797	-	879	(463,676)	-
Amount due to WFOE	-	-	-	14,874	(14,874)
Deficit in other subsidiaries(5)	383,182	-	-	-	(383,182)	-
Deficit in WOFE(5)	-	106,860	-	-	(106,860)	-
Deficit in VIE and its subsidiaries(5)	-	-	126,004	-	(126,004)	-
Total current liabilities	392,666	791,369	126,636	798,513	(1,230,915)	878,269

Non-current liabilities:
Deferred tax liabilities	-	-	-	1,488	-	1,488
Long-term lease liabilities	-	-	-	2,137	-	2,137
Amount due to parent(4)	-	-	-	187,505	(187,505)	-
Amount due to other subsidiaries(4)	-	-	-	40,000	(40,000)	-
Amount due to WFOE(4)	-	-	-	3,200	(3,200)	-
Amounts due to related party	-	-	-	45,811	-	45,811
Deferred revenue	-	-	-	1,432	-	1,432
Warrant	3,032	-	-	-	-	3,032
Total non-current liabilities	3,032	-	-	281,573	(230,705)	53,900

Total liabilities	395,698	791,369	126,636	1,080,086	(1,461,620)	932,169

Total shareholders’ equity	355,751	(383,183)	(106,859)	(126,004)	616,046	355,751

Total liabilities and shareholders’equity	751,449	408,186	19,777	954,082	(845,574)	1,287,920

Summary Condensed Consolidating Cash Flows Data

	Six months ended June 30, 2025
	Parent	other		VIE and its		Consolidated
	Company	subsidiaries	WFOE	subsidiaries	Eliminations	totals
	(RMB in thousands)
Net cash provided by/received with intra-group companies	(22,556)	85,292	(2,135)	(60,601)	-	-
Other operating activities	(5,518)	(51,348)	(694)	48,915	-	(8,645)
Net cash (used in)/provided by operating activities	(28,074)	33,944	(2,829)	11,686	-	(8,645)

Repayment of the investments in and loans from VIE and its subsidiaries(6)	-	-	3,457	-	(3,457)	-
Purchase of property, equipment and leasehold improvement	-	-	-	(40)	-	(40)
Placement of short-term investments	(17,897)	-	-	3,099	-	(14,798)
Proceeds from short-term investments	32,214	-	-	-	-	32,214
Proceeds from disposal of fixed assets, intangible assets and other long-term assets	-	-	-	1	-	1
Net cash provided by/(used in) investing activities	14,317	-	3,457	3,060	(3,457)	(17,377)

Repayment to other subsidiaries	-	-	-	(3,457)	3,457	-
Cash received from short-term borrowings from bank	-	40,000	-	26,900	-	66,900
Cash received from long-term borrowings from bank	-	5,000	-	-	-	5,000
Cash repayments of short-term borrowings to bank	-	(20,000)	-	(5,000)	-	(25,000)
Cash repayments of short-term borrowings to a third party				(2,024)		(2,024)
Net cash provided by/(used in) financing activities	-	25,000	-	(16,419)	3,457	44,876

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(320)	(87)	(3)	-	-	(410)
Net (decrease) /increase in cash and cash equivalents and restricted cash	(14,077)	58,857	625	7,793	-	53,198
Cash, cash equivalents and restricted cash at the beginning of the period	58,898	25,123	1,493	36,958	-	122,472
Cash, cash equivalents and restricted cash at the end of the period	44,821	83,980	2,118	44,751	-	175,670

(1)	Represents the elimination of the intercompany licensing and other services charge at the consolidation level. In the six months ended June 30, 2025, the total amount of the service fees that charged by VIE under the relevant agreements was RMB4.7 million.

(2)	Represents the elimination of incurrence of losses by parent company, other subsidiaries and WFOE for their respective subsidiaries, WFOE and VIE and its subsidiaries.

(3)	Represents the elimination of interest income / expense from intercompany loans at the consolidation level.

(4)	Represents the elimination of intercompany balances among CCT, other subsidiaries, WFOE and the VIE and its subsidiaries. The balances as of June 30, 2025 were related to intercompany loans and prepayment related service charges under certain service agreements.

(5)	Represents the elimination of the deficit in other subsidiaries, WOFE and VIE and its subsidiaries by parent company, other subsidiaries and WFOE.

(6)	Represents the elimination of intra-group investments and loans related cash activities among WFOE and the VIE and its subsidiaries. During the six months ended June 30, 2025, the repayment of the investments in and loans from VIE and its subsidiaries to WFOE was RMB3.5 million.

	Six months ended June 30, 2024
	Parent	other		VIE and its		Consolidated
	Company	subsidiaries	WFOE	subsidiaries	Eliminations	totals
	(RMB in thousands)
Net cash provided by/received from transactions with intra-group companies(1)	-	(82,000)	(7,612)	89,612	-	-
Other operating activities	(12,703)	(21,484)	(863)	(9,625)	-	(44,675)
Net cash (used in)/provided by operating activities	(12,703)	(103,484)	(8,475)	79,987	-	(44,675)

Repayment of the investments in and loans from VIE and its subsidiaries(6)	-	71,021	8,400	-	(79,421)	-
Purchase of property, equipment and leasehold improvement	-	(9)	-	(1,433)	-	(1,442)
Loan provide to a third party	-	-	-	(10,000)	-	(10,000)
Placement of short-term investments	(64,274)	(21,380)	-	-	-	(85,654)
Proceeds from short-term investments	-	35,634	-	-	-	35,634
Net cash provided by/(used in) investing activities	(64,274)	85,266	8,400	(11,433)	(79,421)	(61,462)

Repayment to other subsidiaries	-	-	-	(71,021)	71,021	-
Repayment to WFOE	-	-	-	(8,400)	8,400	-
Cash received from short-term borrowings from bank	-	10,000	-	5,000	-	15,000
Cash repayments of short-term borrowings to bank	-	(10,000)	-	(10,000)	-	(20,000)
Net cash provided by/(used in) financing activities	-	-	-	(84,421)	79,421	(5,000)

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	701	160	1	-	-	862
Net decrease in cash and cash equivalents and restricted cash	(76,276)	(18,058)	(74)	(15,867)	-	(110,275)
Cash, cash equivalents and restricted cash at the beginning of the period	119,033	36,769	1,260	91,330	-	248,392
Cash, cash equivalents and restricted cash at the end of the period	42,757	18,711	1,186	75,463	-	138,117

(1) Represents the elimination of the intercompany licensing and other services charge at the consolidation level. In the six months ended June 30, 2024, the total amount of the service fees that charged by VIE under the relevant agreements was RMB4.7 million. In the six months ended June 30, 2024, the total amount of the service fees that the other subsidiaries paid to

VIE under the relevant agreements was RMB89.6 million.

(2) Represents the elimination of incurrence of losses by parent company, other subsidiaries and WFOE for their respective subsidiaries, WFOE and VIE and its subsidiaries.

(3) Represents the elimination of interest income / expense from intercompany loans at the consolidation level.

(4) Represents the elimination of intercompany balances among CCT, other subsidiaries, WFOE and the VIE and its subsidiaries. The balances as of June 30, 2024 were related to intercompany loans and prepayment related service charges under certain service agreements.

(5) Represents the elimination of the deficit in other subsidiaries, WOFE and VIE and its subsidiaries by parent company, other subsidiaries and WFOE.

(6) Represents the elimination of intra-group investments and loans related cash activities among other subsidiaries, WFOE, and the VIE and its subsidiaries. During the six months ended June 30, 2024, (i) the repayment of the investments in and loans from VIE and its subsidiaries to other subsidiaries was RMB71.0 million, and (ii) the repayment of the investments in and loans from VIE and its subsidiaries to WOFE was RMB8.4 million.

Contractual Obligations

The following table sets forth our contractual obligations and commitments as of June 30, 2025.

	Payments Due by
	Total	2025-2028	Thereafter
	(RMB in thousands)
Operating lease commitments	8,483	8,483	-
Amounts due to related party	54,421	54,421	-
Total contractual obligations	62,904	62,904	-

Off-Balance Sheet Arrangements

We have not entered, and does not expect to enter, into any off-balance sheet arrangements. We have also not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. In addition, we have not entered into any derivative contracts indexed to equity interests and classified as shareholders’ equity.

Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Cautionary Statement Regarding Forward-Looking Statements

This current report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this current report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, our expectations concerning the outlook for our business, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning our possible or assumed future results of operations as set forth in this Form 6-K.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	the outcome of any legal proceedings that have been or may be instituted against us;

●	the ability to maintain the listing of the Class A Ordinary Shares onNasdaq;

●	our markets are rapidly evolving and may decline or experience limited growth;

●	our ability to retain and expand our customer base;

●	our ability to compete effectively in the markets in which we operate;

●	our relationships with insurance carriers, referral partners and consumers;

●	failure to maintain and enhance our brand;

●	failure to prevent security breaches or unauthorized access to our or our third-party service providers’ data;

●	changes in laws, contractual obligations and industry standards relating to privacy, data protection and data security;

●	risks related to our corporate structure, in particular the VIE structure; and

●	the other matters described in the section titled “Risk Factors” of the Annual Report.

We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available to us as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this current report. We do not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, in our public filings with the SEC, which are accessible at www.sec.gov, and which you are advised to consult.